UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

DD GLOBAL HOLDINGS LIMITED

P.O. BOX 31119 GRAND PAVILION

HIBISCUS WAY, 802 WEST BAY ROAD

GRAND CAYMAN, KY1-1205

CAYMAN ISLANDS

TELEPHONE: +85225281880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons DD Global Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,299,069 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,299,069 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,299,069 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.2% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 2 to Schedule 13D is filed by DD Global Holdings Limited (“DD Global”), Champ Key Limited (“Champ Key”), DE Capital Limited (“DE Capital”) and Pak Tam Li (“Mr. Li”) (DD Global, Champ Key, DE Capital and Mr. Li are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by DD Global. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by Champ Key and DE Capital, and held of record by DD Global.

(3)	This percentage set forth on the cover sheets is calculated based on 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Champ Key Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 79,488,279 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 79,488,279 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,488,279 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.5% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 2 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned by Champ Key. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by Champ Key.

(3)	This percentage set forth on the cover sheets is calculated based on 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons DE Capital Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 79,488,279 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 79,488,279 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,488,279 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.5% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 2 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 62,299,069 by DD Global and (ii) 17,189,210 by Champ Key. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	This percentage set forth on the cover sheets is calculated based on 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Pak Tam Li
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 79,488,279 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 79,488,279 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,488,279 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 2 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 62,299,069 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	This percentage set forth on the cover sheets is calculated based on 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

Explanatory Note

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020, as amended and supplemented by Amendment No. 1 filed with the Commission on May 21, 2021 (the “Statement”), is hereby further amended and supplemented by this Amendment No. 2 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in the last paragraph of Item 6 of this Amendment is incorporated into this Item 4 by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On September 21, 2021, DD Global and Champ Key entered into a non-binding agreement (the “Term Sheet”) with AFV Partners LLC (“AFV Partners”) with respect to the proposed purchase by an entity affiliated with AFV Partners of 56 million shares of the Issuer’s Common Stock beneficially owned by DD Global and Champ Key. The Term Sheet contains the parties’ agreement as to the basis on which the parties will proceed in the negotiation of definitive agreements and does not constitute a binding and enforceable commitment with respect to the transaction.

Pursuant to the Term Sheet, subject to the negotiation and entry into definitive agreements on or before September 30, 2021, the affiliate of AFV Partners (i) will exercise AFV Partners’ option to purchase 2.4 million shares at a price of $5.83 per share pursuant to the previously disclosed Option Agreement, dated May 18, 2021, between AFV Partners and DD Global; and (ii) will purchase the remaining 53.6 million shares at $6.53 per share, which represents a price equal to the 30-day trailing volume weighted average price ending on September 14, 2021 less a 10% discount. The aggregate purchase price for the shares to be sold by DD Global and Champ Key to AFV Partners will be paid concurrently with the execution of definitive agreements.

Pursuant to the Term Sheet, the approximately 23.5 million shares retained by DD Global and Champ Key (which number does not include earnout shares that may be issued to these entities) and that will not be purchased by AFV Partners will be subject to transfer restrictions (“lockup”) until the earlier of (i) the completion of an equity offering by the Issuer and (ii) the six-month anniversary of the entry into definitive agreements with respect to the purchase, subject to waiver by the Board of Directors of the Issuer. During the lockup period, AFV Partners will have a right of first refusal to purchase any of the shares retained by DD Global and Champ Key at the same price and subject to the same terms and conditions as those set forth in the Term Sheet. The exercise of the right of first refusal would not require approval of the Board of Directors of the Issuer.

In addition, pursuant to the Term Sheet, DD Global and Champ Key agreed to cease any discussions or negotiations with any person regarding the sale of the shares until September 30, 2021.

The parties anticipate that upon consummation of the proposed purchase (if and when it is consummated), DD Global and Champ Key will satisfy all of the ownership limitations set forth under that certain National Security Agreement, dated December 18, 2020, by and among the Issuer, DD Global and on behalf of the Committee on Foreign Investment in the United States (“CFIUS”), the U.S. Departments of Defense, Justice, and the Treasury as the CFIUS Monitoring Agencies, which requires DD Global and Champ Key to reduce their ownership in the Issuer or transfer all shares of the Issuer’s Common Stock beneficially owned by them to a voting trust, if DD Global and Champ Key own Issuer shares in excess of certain levels as of certain future dates.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

A.	Agreement regarding filing of joint Schedule 13D, dated September 23, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2021

DD Global Holdings Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

Champ Key Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

DE Capital Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

JOINT FILING STATEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to herein) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Canoo Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Canoo Inc. is filed on behalf of each of the undersigned.

Date: September 23, 2021

DD Global Holdings Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

Champ Key Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

DE Capital Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li